Exhibit 99.5

PATAGONIA GOLD QUARTER 2 2022 FINANCIAL RESULTS

August 26, 2022 Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces its financial results for the quarter ended June 30, 2022 (“Q2 2022”). The financial statements together with the related management’s discussion and analysis are available on the Company’s website and under the Company’s profile on SEDAR at www.sedar.com.

Highlights

●	Generated revenue of US$3.7 million and gross loss of US$0.09 million in Q2 2022.
●	Produced 1,822 gold equivalent ounces (1) and sold 1,980 gold equivalent ounces (1).
●	Incurred exploration expenditures totaling US$1.52 million.

(1)	Consisting of 1,477 gold and 28,660 silver ounces of production and 1,623 gold and 29,814 silver ounces sold, converted to a gold equivalent using a ratio of the average spot market price for the commodities each period. The ratio for three months ended June 30, 2022 was 83.62:1 (2021 – 67.92:1).

Patagonia completed a number of exploration programs on its portfolio of projects located in the Santa Cruz and Rio Negro provinces, Argentina.

During Q2 2022, the Company completed the first phase of core drilling on the Tornado and Huracan properties with gold mineralization discovered in five of eleven core and 1 reverse circulation drill holes completed (see May 18, 2020 News Release dated May 18, 2022). All drilling was completed on the eastern Huracan concession block which is adjacent to the Cerro Negro mine property to the south. Additional data modelling is underway which is expected to lead to a second phase of core drilling.

The Company completed channel sampling at the Abril property, a 2,000-hectare property bordering the Company’s Martha property on the south. The Abril property is in close proximity to the Martha mine and flotation plant, with the Company also owning the Estancia (ranch) and surface rights as part of the Martha mine and plant complex.

The Company has applied to the provincial government for permits to drill up to 74, shallow reverse circulation drill holes on the Abril property. Drilling will focus on inferred structural features defined with recent, in-house ground magnetic surveying combined with new geochemical anomalies. In a news release dated May 26, 2022, the Company presented geochemical analyses from its channel sampling with values up to 366.1 g/t Ag over 3.5 horizontal meters (including 1.0 m of 1,424 g/t Ag). Since the May news release, the Company has continued its field activities to expand the strike length of new, mineralized structures and identify new structures.

Patagonia completed a total of 84.35 line kilometers of ground magnetics on the Martha property to characterize and compare the main lineaments and structures of Martha with similar style structures on the new Abril project, acquired through private initiative with the Santa Cruz provincial mining authority, Fomicruz.

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The Company also completed 400 line kilometers of ground magnetic surveying at the Calcatreu property located in south-central Rio Negro province, Argentina. This surveying was undertaken to identify new anomalies that may lead to new exploration targets.

Christopher van Tienhoven, Chief Executive Officer states, “Patagonia remains committed to advancing its gold and silver projects in Argentina. Exploration activities are partially funded via cash flow generated from production and sale of gold and gold equivalent ounces from the Lomada and Cap Oeste projects. Objectives remain maintaining and adding value to existing projects and identifying new exploration projects with partners or independently.”

Qualified Person’s Statement

Donald J. Birak, an independent geologist and Registered Member of SME and Fellow of AusIMM, is the qualified person as defined by National Instrument 43-101, has reviewed and approved the scientific and technical content of this news release.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 430 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:

Dean Stuart

T: 403 617 7609

E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer

Patagonia Gold Corp

T: +54 11 5278 6950

E: cvantienhoven@patagoniagold.com

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FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, additional data modelling leading to a second phase of core drilling, the focus of future drilling, the discovery of new exploration targets, the ability to add value to existing projects and identify new exploration projects, advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.